

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2021

Roger Levenson
Chief Executive Officer
WSFS Financial Corporation
WSFS Bank Center
500 Delaware Avenue
Wilmington, DE 19801

> **Re: WSFS Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed April 19, 2021**
> **File No. 333-255329**

Dear Mr. Levenson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Susan Block at 202-551-3210 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Finance